Dean Witter Spectrum Series
Monthly Report
April 1997

Dear Limited Partner:

The Net Asset Value per unit for each of the three Dean Witter Spectrum Funds as of April 30, 1997 was as follows:

Funds               N.A.V.         % change for month
Spectrum Balanced   $11.89              -1.69%
Spectrum Strategic  $11.60              -6.91%
Spectrum Technical  $13.60              -2.94%

In Spectrum Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forwards markets, losses were recorded during April in the managed futures portion of the portfolio from short positions in U.S. interest rate futures, as bond prices rallied higher late in the month. Additional losses in the managed futures component were recorded from trading corn and soybean oil futures as prices in these markets moved in a choppy pattern. In currency trading, losses were recorded from transactions involving the Swiss franc, New Zealand and Australian dollar. A portion of these currency losses was offset by gains recorded from short Japanese yen positions as the value of the U.S. dollar
strengthened relative to the yen.   Gains recorded in both the stock and
bond portion of the balanced portfolio, as U.S. stock and bond prices finished the month higher, helped mitigate losses in the managed futures component.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, losses were posted for the month due primarily to choppy movement in European interest rate futures, particularly Italian bond futures. Additional losses were experienced from short U.S. interest rate futures positions as prices rallied higher late in the month after showing signs of trending lower previously in reaction to an increase in short-term U.S. interest rates late in March. In stock index futures, losses were recorded as global stock index futures prices moved in a short-term volatile range during most of the month. Losses were also recorded in metals and soft commodities as prices moved against their previous trends. A portion of the Fund's losses was offset by gains recorded in the agricultural markets from long wheat and soybean futures positions, as prices in these markets moved higher.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forwards markets, losses were recorded during April due primarily to short positions in U.S. interest rate futures as prices rallied higher late in the month. Losses were also recorded from choppy price movement in European and Australian interest rate futures, as well as from long Japanese bond futures, as prices in this market finished the month lower. In stock index futures, losses were recorded as global stock index futures prices moved in a short-term volatile range during most of April. In the metals markets, losses were recorded from long positions in aluminum and copper futures as base metals prices moved lower early in the month. Trading gains experienced from short gold futures positions, as prices moved lower, offset a portion of the losses within this complex. A portion of the Fund's overall losses was offset by gains recorded from short positions in the Japanese yen as the value of the U.S. dollar continued to strengthen relative to the yen. Additional currency gains were recorded from short German mark positions. Gains were also recorded from long coffee futures positions as prices continued the upward momentum that was present earlier in the year.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Mark J. Hawley
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Funds                    Year                Return
Spectrum Balanced
                    1994(2 months)            -1.7%
                    1995                 22.8%
                    1996                 -3.7%
                    1997(4 months)             2.2%

               Inception-to-Date Return:           18.9%
               Annualized Return:          7.2%
___________________________________________________________________________
_____________________________

Spectrum Strategic
                    1994(2 months)             0.1%
                    1995                 10.5%
                    1996                 -3.5%
                    1997(4 months)             8.7%

               Inception-to-Date Return:           16.0%
               Annualized Return:          6.1%
___________________________________________________________________________
_____________________________

Spectrum Technical
                    1994(2 months)            -2.2%
                    1995                 17.6%
                    1996                 18.4%
                    1997(4 months)               -.1%

               Inception-to-Date Return:           36.0%
               Annualized Return:        13.1%

Statements of Operations
For the Month Ended April 30, 1997
(Unaudited)
                                              Dean Witter
Spectrum Balanced

                                                 Percent of
                                                 April
1,1997
                                                 Beginning
                                 Amount          Net Asset
Value
                                   $                   %
REVENUES
Trading Profit (Loss):
  Realized                      (169,332)
(.86)
  Net change in unrealized      (136,039)
(.69)

  Total Trading Results         (305,371)
(1.55)
Interest Income (DWR)             83,719
 .42

  Total Revenues                (221,652)             (1.13)

EXPENSES
Brokerage commissions (DWR)       90,456
 .46
Management fees                   20,558
 .10

  Total Expenses                 111,014
 .56

NET INCOME                      (332,666)
(1.69)



Statements of Changes in Net Asset Value
For the Month Ended April 30, 1997
(Unaudited)
                                     Dean Witter Spectrum
Balanced
                                 Units           Amount
Per Unit
                                 $                $
$
Net Asset Value,
 April 1, 1997               1,631,806.129     19,735,898
12.09
Net Income                              ,       (332,666)
(.20)
Redemptions                    (12,494.381)      (148,558)
11.89
Subscriptions                   44,543.397        529,621
11.89

Net Asset Value,
  April 30, 1997             1,663,855.145     19,784,295
11.89





The accompanying notes are an integral part of these financial statements.


      Dean Witter Spectrum Strategic           Dean Witter Spectrum Technical

                    Percent of
Percent of
                   April 1, 1997
April 1, 1997
                     Beginning
Beginning
       Amount       Net Asset Value         Amount        Net Asset Value
          $           %               $             %

       (225,012)     (.40)        (1,668,029)     (1.21)
     (3,263,228)    (5.81)        (1,426,810)     (1.04)

      (3,488,240)   (6.21)        (3,094,839)     (2.25)
        179,675       .32            449,916        .33

     (3,308,565)    (5.89)        (2,644,923)     (1.92)


        386,100       .69            945,871        .69
        187,201       .33            458,604        .33

        573,301      1.02          1,404,475       1.02

      (3,881,866)   (6.91)        (4,049,398)     (2.94)







       Dean Witter Spectrum Strategic          Dean Witter Spectrum
Technical
     Units          Amount      Per Unit        Units       Amount      Per
Unit
                    $             $                          $            $
  4,507,548.149   56,160,053     12.46     9,819,040.707  137,581,223
14.01
           ,     (3,881,866)     (.86)               ,    (4,049,398)
(.41)
    (28,615.882)    (331,944)    11.60       (46,241.804)    (628,889)
13.60
    215,066.441    2,494,771     11.60       485,991.674    6,609,487
13.60

  4,693,998.708   54,441,014     11.60    10,258,790.577  139,512,423
13.60













Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)


1.  Summary of Significant Accounting Policies

Organization , Dean Witter Spectrum Balanced L.P. ("Spectrum Balanced"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Dean Witter, Discover & Co. ("DWD").

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting , The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays the Partnership interest income based upon 80% of its average daily Net Assets in the case of Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs , Brokerage fees for Spectrum Balanced are accrued at a flat rate monthly fee of 11/24 of 1% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Strategic and Spectrum Technical are accrued at a flat rate monthly fee of 33/48 of 1% of the Net Assets as of the first day of each month.

Such fee will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)



Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month.
No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions , Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 regardless of its financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

2.  Related Party Transactions

Each Partnership's pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)


3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  A. Gary Shilling & Co., Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Company Inc. ("JWH")


Compensation to the trading managers by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Strategic and Spectrum Technical.

Incentive Fee , Each Partnership will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. When trading losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered.

Legal Matters - On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., DWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including JWH) to those pools. Also, on September 18 and 20, 1996 similar purported class actions were filed in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County, against the Dean Witter Parties and certain trading advisors (including JWH) on behalf of all purchasers of interest in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)


The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.